UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41726

ELECTROVAYA INC.
(Registrant)

6688 Kitimat Road

Mississauga, Ontario, Canada L5N 1P8

 (Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) is being furnished to correct certain typographical errors contained in the Form 6-K filed with the Securities and Exchange Commission on July 13, 2023 (the “Original Filing”). The sole purpose of this Amendment is to amend the Original Filing to correct the description of Exhibit 99.1 from “Press Release dated July 3, 2023 – Electrovaya Announces Nasdaq Inaugural Trading Date” to “General Corporate Presentation dated July 13, 2023”.

Except as described above, no other changes are made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing.  Unless expressly stated, this Amendment does not reflect events occurring after the filing of the Original Filing, nor does it modify or update in any way the information, statements and disclosures contained in the Original Filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC.
(Registrant)

Date: August 3, 2023	By	/s/ Raj Das Gupta
Raj Das Gupta
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	General Corporate Presentation dated July 13, 2023

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